SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock” made public on Monday, January 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 5, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

January 4, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – January 4, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has decided to dispose a portion of its treasury stock. The partial terms for the disposal of a portion of our treasury stock were announced on December 15, 2009. The details are as follows.

Details of Disposal of Stock (1)

1. Type of Shares:		Common shares of the Company

2. Number of Shares:		18,040 shares

3. Disposal Price:		6,310 yen per share

The disposal price is the closing price of common shares of the Company on the Tokyo Stock Exchange on January 4, 2010.

4. Payment Date for Purchase of Shares:		Wednesday, January 20, 2010

Further Details
1. Schedule:	Tuesday, December 15, 2009:	Date of setting partial terms for disposal of treasury stock

	Monday, January 4, 2010:	Date of setting terms for disposal of treasury stock

	Tuesday, January 5, 2010:	Notification of terms for disposal of treasury stock

	Tuesday, January 19, 2010:	Application date

	Wednesday, January 20, 2010:	Payment date

2. Reason for Disposal (use of funds):		The treasury stock to be disposed of forms a portion of the remuneration of the executives during their terms that retired on December 31, 2009. The retiring executives will purchase the treasury stock using accrued income during their terms in office at ORIX and Group Companies. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes.

3. Number of Treasury Stock after Disposal:	2,745,655 shares

The number of treasury stock does not reflect changes associated with purchases of less than one unit and the exercise of stock options that took place on and after January 1, 2010.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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